Exhibit 2

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

RESTRICTED STOCK AGREEMENT

FOR

KBS CAPITAL ADVISORS LLC

1.Award of Restricted Stock.  Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”) hereby grants, as of March 27, 2020 (the “Date of Grant”), to KBS Capital Advisors LLC (the “Recipient”), 3,411,737 restricted shares (“Shares”) of the Company’s common stock (“Common Stock”), $0.01 par value per share (collectively the "Restricted Stock").  The Shares of Restricted Stock shall be subject to the terms, provisions and restrictions set forth in this Restricted Stock Agreement (the “Agreement”).  As a condition to entering into this Agreement, and as a condition to the issuance of the Restricted Stock, the Recipient agrees to be bound by all of the terms and conditions herein.

2.Vesting of Restricted Stock.

(a)General Vesting.  All of the Shares of Restricted Stock are nonvested and forfeitable as of the Date of Grant.  Subject to the terms of this Agreement, all of the Shares of Restricted Stock shall vest on the earliest of the following:  (i) November 1, 2021; or (ii) immediately before and contingent upon the occurrence of a Change in Control (as defined below).

(b)Acceleration of Vesting at Company Discretion.  Notwithstanding any other term or provision of this Agreement, the Board shall be authorized, in its sole discretion, to accelerate the vesting of any Shares of Restricted Stock under this Agreement, at such times and upon such terms and conditions as the Company’s board of directors (the “Board”) shall deem advisable.

(c)Certain Definitions.  For purposes of this Agreement, the following terms shall have the meanings indicated:

(i)“Non-Vested Shares” means any portion of the Shares of Restricted Stock subject to this Agreement that has not become vested pursuant to this Section 2.

(ii)“Vested Shares” means any portion of the Shares of Restricted Stock subject to this Agreement that is and has become vested pursuant to this Section 2.

(iii)“Change in Control” means any of the following transactions:

1.any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities (a “Controlling Interest”), excluding (A) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (B) any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph 3 below;

2.there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities or (C) a merger of the Company or any direct or indirect subsidiary of the Company with any Affiliated entity; or

3.the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

4.Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred (I) solely as the result of a public offering or (II) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(iv)“Affiliate” or “Affiliated” means, as to any individual, corporation, partnership, trust, limited liability company or other legal entity (i) any person or entity directly or indirectly through one or more intermediaries controlling, controlled by or under common control with another person or entity; (ii) any person or entity directly or indirectly owning, controlling, or holding with power to vote ten percent (10%) or more of the outstanding voting securities of another person or entity; (iii) any officer, director, general partner or trustee of such person or entity; (iv) any person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with power to vote, by such other person; and (v) if such other person or entity is an officer, director, general partner or trustee of a person or entity, the person or entity for which such person or entity acts in any such capacity.

(v)“Board” means the Board of Directors of the Company.

(vi)“Beneficial Owner” has the meaning given in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(vii)“Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

3.Delivery of Restricted Stock.

(a)Issuance of Stock Certificates and Legends.  One or more stock certificates evidencing the Shares of Restricted Stock shall be issued in the name of the Recipient but shall be held and retained by the records administrator of the Company until the date (the “Applicable Date”) on which the Shares (or a portion thereof) of Restricted Stock become Vested Shares.  All such stock certificates shall bear the following legend, along with such other legends that the Administrator shall deem necessary and appropriate:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO SUBSTANTIAL VESTING, TRANSFER AND OTHER RESTRICTIONS AS SET FORTH IN THE RESTRICTED STOCK AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES, AND INCLUDE VESTING CONDITIONS WHICH MAY RESULT IN THE COMPLETE FORFEITURE OF THE SHARES.

(b)Stock Powers.  The Recipient shall deposit with the Company stock powers or other instruments of transfer or assignment, duly endorsed in blank with signature(s) guaranteed, corresponding to each certificate representing Shares of Restricted Stock (or if Shares are issued without certificates, corresponding to all of the Shares of Restricted Stock registered in the name of the Recipient) until such Shares become Vested Shares.  If the Recipient shall fail to provide the Company with any such stock power or other instrument of transfer or assignment, the Recipient hereby irrevocably appoints the Secretary of the Company as his attorney-in-fact, with full power of appointment and substitution, to execute and deliver any such power or other instrument which may be necessary to effectuate the transfer of the Shares of Restricted Stock (or assignment of distributions thereon) on the books and records of the Company.

(c)Delivery of Stock Certificates.  On or after each Applicable Date, upon written request to the Company by the Recipient, the Company shall promptly cause a new certificate or certificates to be issued for and with respect to all Shares that become Vested Shares on that Applicable Date, which certificate(s) shall be delivered to the Recipient as soon as administratively practicable after the date of receipt by the Company of the Recipient's written request.  The new certificate or certificates shall continue to bear those legends and endorsements that the Company shall deem necessary or appropriate (including those relating to restrictions on transferability and/or obligations and restrictions under any applicable securities laws).  If the Shares are issued without certificates, then on or after each Applicable Date, upon written request to the Company by the Recipient, the Company shall promptly take such action as shall be necessary or appropriate to reflect on the Company’s books and records (and on the books and records of the transfer agent for the Company’s Shares), that those Shares that vest on that Applicable Date are Vested Shares.

(d)Issuance Without Certificates.  If the Company is authorized to issue Shares without certificates, then the Company may, in the discretion of the Company’s management, issue Shares pursuant to this Agreement without certificates.

4.Forfeiture of Shares.  Notwithstanding any other provision of this Agreement to the contrary, the Recipient’s Non-Vested Shares and/or Vested Shares, as specified below, will be immediately forfeited under the following circumstances:

(a)Failure to Honor Non-Compete.  All of Recipient’s Non-Vested Shares shall be forfeited immediately if Recipient or any of its Affiliates fail to honor and observe the following non-compete agreement (the “Non-Compete Agreement”).  The Recipient agrees to the following non-compete arrangement with respect to the Company in connection with the receipt of this restricted stock award and the transfer of the management of the Company to a new external advisor.  The non-compete provisions represent investment areas that the Company is pursuing, and the Recipient agrees to not compete with them in these areas through the vesting period of the Restricted Stock award.  The recipient agrees to the following:

1.	It will not form, raise funds for, or manage an Opportunity Zone Fund which consists of various real estate properties existing in areas designated as “opportunity zones”.
2.	It will not form, raise funds for, or manage investments in a real estate fund that focuses on single family homes
3.	It will not obtain financing and compete in the public Israeli bond market

(b)Failure to Vote.  All of Recipient’s Vested Shares and/or Non-Vested Shares shall be forfeited immediately in any of the following circumstances:

•

If Recipient attends or returns a proxy to be present at a meeting of Company stockholders, but fails to either: (1) abstain on any matters that the Board determines that Recipient cannot vote on pursuant to the Company’s charter or otherwise should abstain and provides Recipient with 5 business days’ prior written notice of such determination or (2) with respect to all other matters, vote all Shares of Restricted Stock in accordance with the recommendations of the Board.

•

If Recipient fails to attend or return a proxy to be present at a meeting of Company stockholders if such meeting has been adjourned at least once in order to obtain additional stockholder attendance or votes and Recipient has been given 5 business days’ prior written notice of such fact.

(c)Nomination of Directors.  All of Recipient’s Vested Shares or Non-Vested Shares shall be forfeited immediately if Recipient makes any stockholder nominations of directors to the Board, unless the Conflicts Committee of the Board has provided its prior written consent to such nomination(s).

(d)Compliance with Law.  If necessary to satisfy any law, regulation, rule or administrative decision with respect to the Company’s ongoing operations, including any ongoing offering of Common Stock, the Company shall have authority to cause the forfeiture of any Non-Vested Shares and replace any such forfeited Non-Vested Shares with a form of compensation that is, as close as reasonably practicable as determined in the Board’s discretion, economically equivalent as of the date of such replacement or modification.

5.Enforcement.

(a)The Recipient acknowledges and agrees that its obligations set forth in Section 4(a) are independent covenants and agreements and can be enforced by the Company separate and apart from this Agreement, and are a condition precedent to this Agreement.  Therefore, in addition to any other provision or remedy set forth in this Agreement, the Company shall be entitled to all remedies at law and equity resulting from breach of the obligations of set forth in Section 4(a) and such remedies shall be cumulative with all provisions of this Agreement.

(b)The Recipient acknowledges and agrees that the injury that would be suffered by the Company or its Affiliates as a result of violation of Section 4(a) would be irreparable and that an award of monetary damages to the Company or its Affiliates for such a breach would be an inadequate remedy.  Consequently, the forfeiture of Non-Vested Shares is fair and reasonable under the circumstances.

(c)If any provision of Section 4(a) is held to be unreasonable, arbitrary, or against public policy, such covenant and corresponding forfeiture will be considered to be divisible, including with respect to scope, time, geographic area and number of Non-Vested Shares to be forfeited, and such lesser scope, time, geographic area or number of Non-Vested Shares, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the Recipient to the maximum extent permitted by applicable law.

6.Rights with Respect to Restricted Stock.

(a)General.  Except as otherwise provided in this Agreement, the Recipient shall have, with respect to all of the Shares of Restricted Stock, whether Vested Shares or Non-Vested Shares, all of the rights of a holder of Shares of common stock of the Company, including without limitation (i) the right to vote such Shares of Restricted Stock, (ii) the right to receive dividends, if any, as may be declared on the Shares of Restricted Stock from time to time, and (iii) the rights available to all holders of Shares upon any merger, consolidation, reorganization, liquidation or dissolution, stock split‑up, stock dividend or recapitalization undertaken by the Company; provided, however, that all of such rights shall be subject to the terms, provisions, conditions and restrictions set forth in this Agreement (including without limitation conditions under which all such rights shall be forfeited).  Any cash dividends (or dividends paid in the form of property other than Shares) paid with respect to any Shares of Restricted Stock shall be paid at the same time as those dividends are paid by the Company to other holders of Shares (reduced by any applicable federal, state, local or foreign withholding taxes thereon).  Any Shares issued to the Recipient as a dividend with respect to Shares of Restricted Stock shall have the same status and transfer restrictions and bear the same legend as the Shares of Restricted Stock, and shall be held by the Company if the Shares of Restricted Stock that such dividend is attributed to are being so held, unless otherwise determined by the Board.

(b)Adjustments to Shares.  If at any time there shall be any increase or decrease in the number of issued and outstanding Shares of the Company through the declaration of a stock dividend or through any recapitalization resulting in a stock split-up, combination or exchange of such Shares, then and in that event, the Board shall make any adjustments it deems fair and appropriate, in view of such change, in the number of Shares of Restricted Stock then subject to this Agreement.  If any such adjustment shall result in a fractional Share, such fraction shall be disregarded.

(c)No Restrictions on Certain Transactions.  Notwithstanding any term or provision of this Agreement to the contrary, the existence of this Agreement, or of any outstanding Shares of Restricted Stock awarded hereunder, shall not affect in any manner the right, power or authority of the Company to make, authorize or consummate: (i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger, consolidation or similar transaction by or of the Company; (iii) any offer, issue or sale by the Company of any capital stock of the Company, including any equity or debt securities, or preferred or preference stock that would rank prior to or on parity with the Shares of Restricted Stock and/or that would include, have or possess other rights, benefits and/or preferences superior to those that the Shares of Restricted Stock includes, has or possesses, or any warrants, options or rights with respect to any of the foregoing; (iv) the dissolution or liquidation of the Company; (v) any sale, transfer or assignment of all or any part of the stock, assets or business of the Company; (vi) any dividend or other distribution of cash, Shares or other property by the Company; or (vii) any other corporate transaction, act or proceeding (whether of a similar character or otherwise).

(d)Share Redemption Program.  Non-Vested Shares shall not be eligible for redemption by the Company under any circumstances unless approved by the Board.  Within 60 days from vesting of the Shares of Restricted Stock, the Company will redeem, and Recipient will transfer to the Company, 50% of such Vested Shares of Restricted Stock, with the amount of the cash payment per Share determined based on the then most recent Board-approved net asset value of the Shares (which shall not be more than six months old).  Any Vested Shares of Restricted Stock that are not required to be redeemed in accordance with the preceding sentence are referred to herein as the “Retained Vested Shares.”  Retained Vested Shares shall not be eligible for redemption under the Company’s share redemption program unless the Company has satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of the Company, as determined by the Conflicts Committee of the Board and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, the Company shall be required to redeem, and the holder will transfer to the Company, any remaining outstanding Retained Vested Shares, separate and outside of any general stockholder share redemption program, at the then most recent Board-approved net asset value per Share (which shall not be more than six months old), provided that such outstanding Shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) the Company shall only be required to redeem that number Retained Vested Shares which, when added to any previously redeemed Retained Vested Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Retained Vested Shares.

7.Transferability.

(a)Unless otherwise determined by the Board, the Shares of Restricted Stock are not transferable unless and until they become Vested Shares in accordance with this Agreement.  The terms of this Agreement shall be binding upon the successors and assigns of the Recipient.  Any attempt to effect a Transfer (as defined below) of any Shares of Restricted Stock prior to the date on which the Shares become Vested Shares shall be void ab initio.  For purposes of this Agreement, “Transfer” shall mean any sale, transfer, encumbrance, gift, donation, assignment, pledge, hypothecation, or other disposition, whether similar or dissimilar to those previously enumerated, whether voluntary or involuntary, and including, but not limited to, any disposition by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment.

(b)Unless otherwise consented to in writing by the Company, in its sole discretion, this Agreement (and Recipient’s rights hereunder) may not be assigned, and the obligations of Recipient hereunder may not be delegated, in whole or in part.  The rights and obligations created hereunder shall be binding on the Recipient and his heirs and legal representatives and on the successors and assigns of the Company.

8.Recipient's Responsibilities for Tax Consequences.  The tax consequences to the Recipient (including without limitation federal, state, local and foreign income tax consequences) with respect to the Shares of Restricted Stock (including without limitation the grant, vesting and/or forfeiture thereof) are the sole responsibility of the Recipient.

9.Amendment. This Agreement may be amended only with the written consent of the Company and the Recipient.

10.Complete Agreement.  This Agreement (together with those agreements and documents expressly referred to herein, for the purposes referred to herein) embody the complete and entire agreement and understanding between the parties with respect to the subject matter hereof, and supersede any and all prior promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, which may relate to the subject matter hereof in any way. No promises, assurances, commitments, agreements, undertakings or representations, whether oral, written, electronic or otherwise, and whether express or implied, with respect to the subject matter hereof, have been made by either party which are not set forth expressly in this Agreement.

11.Miscellaneous.

(a)Severability.  If any term or provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or under any applicable law, rule or regulation, then such provision shall be construed or deemed amended to conform to applicable law (or if such provision cannot be so construed or deemed amended without materially altering the purpose or intent of this Agreement and the grant of Shares of Restricted Stock hereunder, such provision shall be stricken as to such jurisdiction and the remainder of this Agreement and the award hereunder shall remain in full force and effect).

(b)Law Governing.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Maryland (without reference to the conflict of laws rules or principles thereof).

(c)Interpretation.  The Recipient accepts the Shares of Restricted Stock subject to all of the terms, provisions and restrictions of this Agreement.  The undersigned Recipient hereby accepts as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under this Agreement.

(d)Headings.  Section, paragraph and other headings and captions are provided solely as a convenience to facilitate reference.  Such headings and captions shall not be deemed in any way material or relevant to the construction, meaning or interpretation of this Agreement or any term or provision hereof.

(e)Notices.  Any notice under this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Company or the Board:

Pacific Oak Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd

Los Angeles, CA 90025

To the Recipient:

KBS Capital Advisors LLC

620 Newport Center Drive, Suite 1300

Newport Beach, California 92660

Either party may at any time give notice in writing to the other party of a change in its address for the purposes of this Section 11(h).

(f)Non-Waiver of Breach.  The waiver by any party hereto of the other party's prompt and complete performance, or breach or violation, of any term or provision of this Agreement shall be effected solely in a writing signed by such party, and shall not operate nor be construed as a waiver of any subsequent breach or violation, and the waiver by any party hereto to exercise any right or remedy which he or it may possess shall not operate nor be construed as the waiver of such right or remedy by such party, or as a bar to the exercise of such right or remedy by such party, upon the occurrence of any subsequent breach or violation.

(g)Counterparts.  This Agreement may be executed in two or more separate counterparts, each of which shall be an original, and all of which together shall constitute one and the same agreement.

(h)Arbitration.  To the extent that a dispute arises between the parties under this Agreement, the parties agree to attempt to settle such dispute through non-binding mediation to be held for a maximum of one day administered by the Judicial Arbiter Group ("JAG"), before a mutually-agreed representative of JAG, in accordance with its commercial mediation rules then in effect. If such dispute cannot be resolved through mediation, it shall be resolved by binding arbitration before a panel of three arbitrators of JAG (selected by the JAG mediator) under the commercial arbitration rules then in effect. Each party shall bear its own legal, accounting and other similar fees incurred in connection with such arbitration; provided that (a) the losing party shall bear the costs of such arbitration and (b) the arbitrators shall award legal fees to the prevailing party in such dispute. Such arbitration and determination shall be final and binding on the parties and judgment may be entered upon such determination in any court having jurisdiction thereof (and such judgment enforced, if necessary, through judicial proceedings). It is understood and agreed that the arbitrators shall be specifically empowered to designate and award any remedy available at law or in equity, including specific performance. The parties agree that any such mediation or arbitration shall be conducted in Los Angeles, California.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement as of the date first written above.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Keith D. Hall
Keith D. Hall, Chief Executive Officer

KBS CAPITAL ADVISORS LLC

By:	PBren Investments, L.P., a Manager

	By:	PBren Investments, LLC, as general partner

		By:	PBCS Management, LLC, a Manager

			By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

By:	Schreiber Real Estate Investments, L.P., a Manager

	By:	Schreiber Investments, LLC, as general partner

		By:	PBCS Management, LLC, a Manager

			By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

By:	GKP Holding LLC, a Manager

	By:	/s/ Peter McMillan
Peter McMillan III, Manager

	By:	/s/ Keith D. Hall
Keith D. Hall, Manager